DHT Holdings, Inc.
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
Tel: + 44 1534 639759
June 28, 2012
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:     Ms. Cecilia Blye, Chief, Office of Global Security Risk
                       Ms. Jennifer Hardy, Special Counsel, Office of Global Security Risk

Re:                 DHT Holdings, Inc.
                       Form 20-F
                       Filed: March 19, 2012
                       File No. 001-32640

Dear Ms. Blye and Ms. Hardy:

In response to the comment letter dated June 6, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2011 filed by DHT Holdings, Inc. (the “Company”) on March 19, 2012, please find below the response of the Company.

The heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Risk Factors, page 8
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government…, page 15

1.
We note that your disclosure no longer identifies which U.S.-designated state sponsors of terrorism your vessels have called on or may call on. Please update us on your contacts with Iran and Syria since your letters to us of August 26, 2009 and November 17, 2009. As you know, Iran and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including through Overseas Shipholding Group. Describe any services or products you have provided to Iran and Syria, and describe any agreements, commercial arrangements, or other contacts you have had with the governments of, or entities controlled by the governments of, these countries.

As of the date hereof, the Company has a fleet of 10 double-hull crude oil tankers, of which 9 are wholly owned by the Company and one is chartered in from an unaffiliated third party. Five of the Company’s vessels are on time charters, two are on bareboat charters and three are operating in the Tankers International Pool.

The Company confirms that during the period from January 1, 2009 through March 31, 2012, its vessels did call on port in Iran. The Company has been informed by its charterers and pooling arrangement administrators of the following port calls for its vessels:

	Year ended
	Q1 2012	2011	2010	2009
Port calls to Iran	0	3	3	4
Total port calls for all vessels	87	351	338	290
Percentage of total port calls	0%	0.85%	0.89%	1.38%

Of the 10 port calls made to ports in Iran from January 1, 2009 to March 31, 2012, all were made at the direction of the Company’s charterers or pooling arrangement administrators, which represented 0.94% of total port calls worldwide over the same period.

To the Company’s knowledge, none of its vessels made port calls to Syria, Sudan or Cuba during the period from January 1, 2009 through March 31, 2012.

The Company supplementally advises the Staff that neither the Company nor its subsidiaries have  had or intend to have in the future, any agreements, commercial arrangements or other contacts, directly or indirectly, with the governments of, or entities controlled by the governments, of Iran or Syria, and neither the Company nor its subsidiaries have provided or intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, such countries.

The Company respectfully informs the Staff that the letters mentioned in the Staff’s comment were dated August 26, 2009 and September 17, 2009.

2.
Please discuss the materiality of your contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria. Please also update us on the potential for reputational harm from your relationship with Overseas Shipholding Group since your prior letters.

The gross operating revenue derived by the Company attributable to the voyages with calls to Iran during the last three fiscal years and the subsequent interim period to March 31, 2012 was $3,286,407 for 2009, $2,084,985 for 2010, $1,581,493 for 2011 and $0 for the first quarter 2012, accounting for approximately 3.2%, 2.3%, 1.6% and 0%, respectively, of the aggregate gross operating revenue earned by the Company during these periods. These gross operating revenue figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel, by the duration in days of the applicable voyage from which the vessel commenced loading Iranian oil and until the cargo was fully discharged plus any profit share, as applicable, and in the case of one of the port calls, which was solely for purposes of bunkering, by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel, by the duration in days spent by that vessel in Iranian waters.

Under the terms of the Company’s time charters and bareboat charters, and consistent with shipping industry practice, the charterer of each vessel pays the Company a daily charter rate and the charterer directs such vessel’s route, loading and discharge ports and the cargoes carried. Under the terms of the Company’s pooling arrangements, and consistent with shipping industry practice, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel’s earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance, and the administrator of each pooling arrangement is responsible for the commercial management of all vessels participating in the pool. In each case, the charterer or administrator, as applicable, pays all voyage expenses such as fuel, canal tolls, and port charges.

Since the Company’s revenue is not affected by the location of or number of port calls made by any particular vessel in its fleet, the Company did not receive revenue directly from any of the voyages with calls to Iran during the relevant period. Additionally, the Company does not consider the revenues derived from these charters to be material to its results of operations, both quantitatively and qualitatively, and does not otherwise generate any revenues, or incur any liabilities, from doing business associated with Iran. Furthermore, neither the Company nor its subsidiaries have entered into or have any future plans to enter into any contracts, agreements or other arrangements with the governments of Iran and Syria or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has not earned any revenues directly from these governments or entities controlled by these governments.

The Company has been listed on the New York Stock Exchange since October 2005. The Company believes that since that time, U.S. investors in general and its shareholders in particular have become familiar with the international energy markets in which the supply of oil by ship to countries such as the United States, member nations of the European Union, India and China play a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Iran, Syria and Sudan.

The Company has concluded that the payments made to Iranian port authorities by the charterers or administrators, as applicable, are qualitatively immaterial to the Company’s reputation and share price. In reaching this conclusion, the Company considered, among others, the following facts: (i) the Company has no knowledge what the charterer pays to the Iranian authorities; (ii) the Company has no control over payments made by the charterer to the Iranian authorities; and (iii) in these cases, the Company’s charterers and administrators are not subject to U.S. regulations in chartering its vessels and then directing those vessels to Iranian ports to load Iranian oil cargoes.

The Company notes the Staff’s comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company’s qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Syria. Since the Company’s business contacts with Iran have been infrequent and relatively minor in scope and breadth, and to its knowledge the Company has had no business contacts with Syria during the same period, the Company does not believe that such contacts are qualitatively material to a reasonable investor’s investment decision.

As previously mentioned, of the 10 port calls made to ports in Iran from January 1, 2009 to March 31, 2012, all were made at the direction of the Company’s charterers or pooling arrangement administrators, including eight at the direction of Overseas Shipholding Group. Given the relatively minor percentage of total port calls worldwide represented by those port calls directed by Overseas Shipholding Group over the same period (0.75%), the Company does not consider the potential risk associated with such contacts and the Company’s relationship with Overseas Shipholding Group in causing reputational harm to the Company to be material.

3.
Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba, the countries currently deemed state sponsors of terrorism by the U.S. Department of State.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that under the terms of our charter and pooling agreements, consistent with shipping industry practice, the charterer or administrator, as applicable, of each vessel in our fleet directs the vessel’s route and loading and discharge ports as well as the contents of the cargoes carried. As the laws and regulations that govern trading with countries subject to sanctions that are imposed by the U.S., U.N. and other international organizations continue to evolve, the Company seeks to comply with all applicable restrictions when it enters into charter and pooling agreements. Seven of the Company’s eight current charters and pooling agreements contain express restrictions on trading in ports located in countries subject to either U.S. or U.N. sanctions/embargoes, or both. The Company’s two bareboat charters contain express restrictions on employing the applicable Company vessel in any trade or business which is forbidden by the law of the vessel’s flag, of the U.S. or any country to which the vessel may sail or is otherwise illicit. Additionally, the Company seeks to monitor compliance of its vessels with applicable restrictions through communication with its charterers and administrators regarding such legal and regulatory developments as they arise.

4.
You state that the Comprehensive Iran Sanctions Accountability and Divestment Act “expanded the scope” of the Iran Sanctions Act to non-U.S. companies, such as your company. In future filings please revise the disclosure to remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, ISA.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that in future filings it will not use language stating or implying that (i) the prohibitions of ISA, prior to its amendment by CISADA, did not apply to certain activities of non-U.S. companies, or (ii) that CISADA replaced, rather than amended, ISA.

* * * *

With respect to the Form 20-F, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +47 4140 4886 if you have any questions regarding this submission.

Sincerely,

/s/ Svein M. Harfjeld
Svein Moxnes Harfjeld
Chief Executive Officer
DHT Holdings, Inc.

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